Meet the women bringing Tipsy Cupcakes RVA to Carytown

POSTED 8:08 AM, APRIL 18, 2019, BY RICHMOND BIZSENSE



RICHMOND, Va. — Two sisters are bringing another booze-infused cupcake shop to the area. Shay and Mesha Cousins are preparing to open Tipsy Cupcakes RVA at 3423 W. Cary St. in Carytown.

As its name implies, the bakery makes cupcakes filled with different types of liquor.

It's at least the second such concept to open in the city recently, with Lush Cupcakes opening last year in Scott's Addition. Lush owner Rachel Bolling successfully lobbied the General Assembly for a law that allows confectioneries to sell baked goods with up to 5 percent alcohol by volume.



Mesha and Shay Cousins. (Courtesy Tipsy Cupcakes RVA)

The Cousins sisters started Tipsy three years ago, baking at a commercial kitchen, and selling at flea markets and other pop-ups.

Keep reading about the Cousins' bakery on Richmond Biz Sense.

Listen to The Richmond Experience founder Samantha Kanipe on this episode of Eat It, Virginia!

Eat It, Virginia!

...mond Experience

Are you experienced... with Samantha Kanip

19

⤤ SHARE   ⋔ SUBSCRIBE   ⬇ DOWNLOAD   ≡ DESCRIPTION





00:00 / 48:17



Subscribe to the Eat It, Virginia! podcast. If you like what you hear, kindly leave a review. Email feedback and questions to the show at EatItVirginia@gmail.com.

LOCAL

Boozy cupcake shop 'Tipsy Cupcakes' opens in Carytown

LOCAL • PODCASTS



The story behind The Jasper – one of Virginia's best bars

LOCAL

Ellwood Thompson's celebrates its 30th birthday

HEROES AMONG US • INSTAGRAM • LOCAL



Meet the woman making sure every child gets a birthday party

LOCAL

Garcia sisters open Lolita's in Carytown

Who serves the best chili in Richmond?

Fuel Pump serving up coffee and wine in Carytown

Learning life lessons behind the bar with Beth Dixon

LOCAL

Stone Brewing updates Richmond bistro plan, discusses craft beer changes

LOCAL

Good Doggie to serve hot dogs at 'family friendly prices' in Carytown

LOCAL • PODCASTS

How Minibar rose to the top of the Bottom

LOCAL

The Oseguera family: Serving Latin American flavors in downtown Richmond

LOCAL

Organic Krush goes organic in Short Pump